FILED BY E*TRADE GROUP, INC. PURSUANT TO RULE
                                            425 UNDER THE SECURITIES ACT OF 1933
                                                                SUBJECT COMPANY:
                                              WEB STREET, INC., FILE NO. 0-27705


                                IMPORTANT NOTICE

                              E*TRADE Group, Inc.
                    Offer to Exchange Each Outstanding Share
                               of Common Stock of
                              Web Street, Inc. for
                        0.1864 Share of Common Stock of
                              E*TRADE Group, Inc.

     PLEASE BE ADVISED THAT THE OFFER TO EXCHANGE EACH OUTSTANDING SHARE OF COMMON STOCK OF WEB STREET, INC. FOR 0.1864 SHARE OF COMMON STOCK OF E*TRADE GROUP, INC. HAS BEEN EXTENDED TO 12:00 MIDNIGHT, EASTERN TIME, ON JULY 30, 2001. THE OFFER WILL NOT BE EXTENDED BEYOND THIS DATE. IF YOU DO NOT TENDER YOUR SHARES IN THE OFFER, THERE MAY BE A SIGNIFICANT DELAY IN YOUR RECEIVING SHARES OF E*TRADE COMMON STOCK IN EXCHANGE FOR YOUR WEB STREET SHARES.

     IF YOU WISH TO PARTICIPATE IN THE OFFER, PLEASE IMMEDIATELY CONTACT THE BANK OR BROKER CUSTODIAN WHERE YOUR SHARES ARE HELD AND INSTRUCT THEM IN WRITING TO TENDER YOUR SHARES.

     IF YOU HAVE ANY QUESTIONS REGARDING THE TENDERING OF YOUR SHARES, PLEASE IMMEDIATELY CONTACT THE INFORMATION AGENT FOR THE OFFER, INNISFREE M&A INCORPORATED, AT (888) 750-5834.


Web Street stockholders are urged to read the prospectus and the solicitation/ recommendation statement relating to the offer and the merger. These documents contain important information. Web Street stockholders can obtain these documents, as well as the E*TRADE documents that are incorporated by reference in the prospectus, for free at the Securities and Exchange Commission's web site at http://sec.gov. These documents are also available from E*TRADE without charge upon request to its information agent, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022, banks and brokers call collect:
(212) 750-5833, all others call toll free: (888) 750-5834.